



AGS Hospitality LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $100,000

Offering End Date: March 14, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: AGS Hospitality LLC

Founded: August 21, 2019

Address: 1216 SW Morrison St
             Portland, OR 97205

Industry: Full-Service Restaurants

Employees: 6

Website: https://urbancreperiepdx.com/

Use of Funds Allocation:

If the maximum raise is met:

$60,500 (60.50%) – of the proceeds will go towards working capital- expansion of franchise business

$35,000 (35.00%) – of the proceeds will go towards debt refinance

$4,500 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 837 Followers





Business Metrics:

	FY21	FY22	YTD 12/4/2023
Total Assets	$147,516	$136,214	$143,835
Cash & Cash Equivalents	$17,700	$18,659	$16,145
Accounts Receivable	-$1,135	-$1,135	$0
Short-term Debt	$19,861	$126	$0
Long-term Debt	$145,773	$145,773	$145,773
Revenue	$309,240	$398,233	$323,520
Cost of Goods Sold	$72,517	$72,761	$19,181
Taxes	$0	$0	$0
Net Income	$743	$8,433	$43,291

Recognition:

AGS Hospitality LLC (DBA Urban Creperie) s your go-to modern restaurant for handcrafted crêpes, salads, and wholesome treats. As a locally owned and operated establishment, they take pride in supporting local farms, breweries, and wine makers.

About:

AGS Hospitality LLC (DBA Urban Creperie) is dedicated to providing an unparalleled culinary experience. In 2023, they were recommended by Restaurant Guru and they take pride in our dedication to providing sustainable and locally sourced food for our community. Their venture is well-positioned to redefine the dining landscape one dish at a time.

For more information, contact our Customer Support Team at support@thesmbx.com

